04015225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50933

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Catalyst Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Mill Plain Road
(No. and Street)

Danbury	CT	06811
(City)	(State)	(Zip Code)

SEC Mail Processing Section RECEIVED MAR - 1 2004 WASH D.C. 188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Seven Bronson 203 791-3944
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
John P. Comparato, CPA, PC
(Name — *if individual, state last, first, middle name*)
207 Hallock Road Suite 208, Stony Brook, NY 11790
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta[nt] must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ~~Steven N. Bronson~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Catalyst Financial LLC, as of December 31, 2003, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

My Commission Expires April 30, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATALYST FINANCIAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

CATALYST FINANCIAL LLC
INDEX

DECEMBER 31, 2003

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 25, 2004

To the Board of Directors
Catalyst Financial LLC

We have audited the accompanying statements of financial condition of Catalyst Financial LLC as of December 31, 2003, and the related statements of income, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Catalyst Financial LLC as of December 31, 2003, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Catalyst Financial LLC. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

CATALYST FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 71,936
Clearing Deposit	102,032
Marketable Securities Owned, At Market Value	899,424
Other Investments	102,835
Prepaid Expenses and Advances	8,255
Due from Clearing Broker	41,170
	1,225,652
FIXED ASSETS	
Net of Accumulated Depreciation of $44,177	1,785
TOTAL ASSETS	$ 1,227,437

LIABILITIES AND MEMBERS' CAPITAL	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 86,927
Deferred Revenue	75,000
	161,927
MEMBERS' CAPITAL	1,065,510
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,227,437

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	
Investment Banking	$ 52,188
Trading Profits	610,514
Interest Income	1,084
Commission Income	47,434
Other Income	28,607
TOTAL REVENUE	739,827
EXPENSES	
Employee Compensation and Benefits	143,632
Occupancy Costs	35,421
Travel & Entertainment Expenses	20,693
Bad Debt Expense	75,569
Professional Fees	65,850
Quotes & Tickers	6,736
Regulatory Expenses	48,714
Other Operating Expenses	16,123
TOTAL EXPENSES	412,738
NET INCOME	327,089

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF CHANGES IN MEMBERS CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 693,421
Net Income	327,089
Capital Contributions	100,000
Distributions	<55,000>

Balance, December 31, 2003	$ 1,065,510
	==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES	
Net Income	$ 327,089
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	7,475
Changes in Operating Assets and Liabilities:	
Increase in Clearing Deposits and Other Investments	<100,362>
Increase in Marketable Securities Owned	<570,355>
Decrease in Due from Clearing Broker	137,124
Increase in Accounts Payable and Accrued Expenses	76,391
Decrease in Prepaid Expenses and Advances	71,235
Increase in Deferred Revenue	75,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,597
FINANCING ACTIVITIES	
Capital Contributions, Net of Distributions	45,000
NET INCREASE IN CASH	68,597
CASH AT BEGINNING OF PERIOD	3,.339
CASH AT END OF PERIOD	$ 71,936

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 -- GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Catalyst Financial LLC (Company) is registered as a broker and dealer is securities under the Securities Exchange Act of 1934.

The Company clears all if its transactions through one security clearing firm. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 1503-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

The following is a summary of significant accounting policies followed by the Company:

a. Securities Transactions

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

b. Depreciation and Amortization

Fixed assets are stated at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets for both book and income tax purposes.

NOTE 2 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, Uniform Net Capital Rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $785,337 which was $685,337 in excess of the amount required. The Company's net capital ratio was .206 to 1.

NOTE 3-- INCOME TAXES

The Company has elected to be taxed as a Limited Liability Corporation, in which income and loses flow through directly to the stockholder. Therefore, no provision for federal and state corporate taxes has been made.

NOTE 4—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION CREDIT RISK

As a securities broker, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agents or counterparts do not fulfill their obligations of the transaction.

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. Sale of securities not yet purchased represent an obligation of the company to deliver specified equity securities at a future date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation which is recorded in the balance sheet at its current market value. These financial instruments contain off-balance sheet risk where by changes in the future market value, as described above, may be in excess of amount recognized in the statement of financial condition.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

NET CAPITAL	
Total Ownership Equity	$ 1,065,510
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	1,065,510
Deductions and /or Charges:	
Non-allowable Assets	123,556
Net Capital Before Haircuts on Securities Positions	941,954
Haircuts on Securities Positions	156,617
Net Capital	$ 785,337
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	86,927
Deferred Revenue	75,000
	161,927
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	100,000
Ratio: Aggregate Indebtedness to Net Capital	.206 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2003 Focus Part II A filing.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
Catalyst Financial LLC

We have examined the financial statements of Catalyst Financial LLC for the year ended December 31, 2003 and have issued our report therein dated February 25, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Catalyst Financial LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P. Compost